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Exhibit 99.(a)(5)(E)

Nordic Telephone Company ApS Announces that Certain Regulatory Conditions have been Satisfied in its Tender Offer for all Shares and American Depositary Shares of TDC A/S

        Copenhagen, Denmark, December 22, 2005

Nordic Telephone Company ApS ("NTC") today makes the following announcements regarding its tender offer for all shares of DKK5 each ("TDC Shares") and American Depositary Shares ("TDC ADSs"), each representing one-half of one TDC Share, of TDC A/S at a purchase price of DKK382 per share and the U.S. dollar equivalent of DKK191 per TDC ADS in cash (in each case without interest and subject to adjustment as described in the Offer Document dated December 2, 2005 (the "Offer Document")). The terms and conditions of the offer (as it may be amended or supplemented from time to time, the "Tender Offer") are described in the Offer Document and capitalized terms used but not defined in this press release have the meanings assigned to them in the Offer Document.

1.     Certain Regulatory Approvals Obtained

a.
Danish and FCC Teleregulatory Conditions Satisfied

On December 16, 2005, NTC received unconditional approval of the Tender Offer from the Danish National IT and Telecom Agency (NITA). The condition described in paragraph (c)(1) of Section 4, "Terms, conditions and acceptance procedure for the Tender Offer—Conditions" of the Offer Document has, therefore, been satisfied.

In addition, paragraph (b)(iii) of Section 12, "Antitrust and Other Administrative Proceedings" of the Offer Document sets out that, under the rules and regulations of the United States Federal Communications Commission ("FCC"), completion of the Tender Offer would be considered to constitute an indirect transfer of control of TDC subsidiaries holding FCC authorizations that would require the approval of the FCC. On December 22, 2005, NTC was advised by TDC that TDC has determined that a license a TDC subsidiary holds according to the regulations of the FCC is not necessary for the operation of its business as presently conducted and that this subsidiary has surrendered this license to the FCC. The condition described in paragraph (c)(2) of Section 4, "Terms, conditions and acceptance procedure for the Tender Offer—Conditions" of the Offer Document is therefore deemed to be satisfied.

b.
Reinsurance Approval Obtained

As described in paragraph (c) of Section 12, "Antitrust and Other Administrative Proceedings" of the Offer Document, a filing has been made with regard to NTC's indirect acquisition of TDC Reinsurance A/S with the Danish Financial Supervisory Authority. On December 16, 2005, NTC received approval from the Danish Financial Supervisory Authority for the indirect acquisition of TDC Reinsurance A/S. In addition, the Commissariat aux Assurances and the Ministry of Finance of Luxembourg have issued a no-action letter regarding the indirect acquisition of TDC Reinsurance S.A.

2.     TDC Permitted to Grant TDC Shares to Danish Employees

TDC has requested NTC to waive the condition described in paragraph (b)(ii) of Section 4, "Terms, conditions and acceptance procedure for the Tender Offer—Conditions" of the Offer Document in relation to permitting TDC to grant two TDC Shares to 13,805 of TDC's Danish employees, representing a total of 27,610 TDC Shares which TDC has indicated would be taken from the stock of treasury shares that TDC holds. Such shares would be delivered to TDC's employees on or before December 20, 2005. Pursuant to a letter agreement between TDC and NTC, dated December 8, 2005, NTC has agreed to waive this condition for this purpose.

3.     Certain Disclosures in Response to U.S. Regulator's Comments on Offer Document

a.
Announcement of Possible Offer Price Reduction in the Event of TDC Dividend

NTC confirms that, if TDC were to declare and pay a dividend or make any other distribution to its shareholders prior to settlement of the Tender Offer and the Offer Price to be paid pursuant to the Tender Offer were therefore reduced as described in the Offer Document, then NTC will promptly issue an announcement through the Copenhagen Stock Exchange and by means of a press release made through the Dow Jones news service and/or PR Newswire setting forth the amount of the reduction of the Offer Price for the TDC Shares and TDC ADSs. NTC confirms that it is not aware of any plans or proposals by TDC to declare and pay any dividend or distribution to its shareholders prior to settlement of the Tender Offer.

b.
Translation of Offer Document

NTC confirms that notwithstanding that the Danish text will prevail in the event of inconsistencies between the Danish text and the English text, for purposes of the U.S. federal securities laws, rules, regulations and interpretations of the SEC and the staff thereof, the English text can be relied upon. If inconsistencies are identified, the subject matter will be clarified by publication through announcement via the Copenhagen Stock Exchange and by means of a press release made through the Dow Jones news service and/or PR Newswire.

        * * *

On December 2, 2005, NTC published the Offer Document pertaining to an offer for all shares of DKK5 each and American Depositary Shares, each representing one-half of one share of TDC A/S, which was filed with the Securities and Exchange Commission ("SEC") together with the Tender Offer Statement on Schedule TO (the "Schedule TO") on the same date. The acceptance period of the Tender Offer ends on January 12, 2006, at 06.01h Central European Time/00.01h New York City time, unless it is extended. In order to ensure timely acceptance of the Tender Offer, Holders of TDC Shares and TDC ADSs who wish to accept the Tender Offer are encouraged to tender their TDC Shares or TDC ADSs before the close of business on January 11, 2006.

The Offer Price is DKK382 per TDC Share and the U.S. dollar equivalent of DKK191 per TDC ADS (in each case without interest and subject to adjustment as stated in the Offer Document).

Copies of the Offer Document and acceptance forms are available free of charge for collection from Innisfree M&A Incorporated (Toll Free: +1 877 825 8631) inside the United States, from Lake Isle M&A Incorporated in Europe (Toll Free: +00 800 7710 9971), from Nordea Bank Denmark A/S (email: prospectus@nordea.com) and from the website of NTC (http://www.nordictelephone.dk).

NTC may extend the Offer Period one or more times in accordance with the applicable Danish laws and applicable U.S. laws, rules, regulations and interpretations of the SEC and the staff thereof applicable to the tender offer. Notification of any such extension will be announced by NTC through the Copenhagen Stock Exchange and by means of a press release through the Dow Jones news service and/or PR Newswire in accordance with applicable Danish laws and applicable U.S. laws, rules, regulations and interpretations of the SEC and the staff thereof.

For more information please contact:

Nordic Telephone Company ApS

Danish press	International press
Prospect	Finsbury
Peter Gustafson Tel: +45 33 73 00 88 Fax: +45 33 73 00 81 E-mail: pgu@prospect.dk	Edward Orlebar Tel: +44 (0)20 7251 3801 Fax: +44 (0)20 7251 4112 E-mail: edward.orlebar@finsbury.com

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  Exhibit 99.(a)(5)(E)